As filed with the U.S. Securities and Exchange Commission on October 29, 2015
 Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
(Exact name of issuer of deposited securities as specified in its charter)

BRAZILIAN DISTRIBUTION COMPANY
(Translation of issuer's name into English)

THE FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, Floor 12, New York, New York 10004
Telephone (800) 990-1135
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
Telephone (212) 894-8940
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, Suite 2405 New York, New York 10022 (212) 319-7600
It is proposed that this filing become effective under Rule 466
☐	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one preferred share of Companhia Brasileira de Distribuição	50,000,000 American Depositary Shares	$0.05	$2,500,000	$251.75
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Deposit Agreement (as hereinafter defined) filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and Charges		Paragraph (7)

Item 2.  AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)	Statement that Companhia Brasileira de Distribuição is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and accordingly files certain reports with the United States Securities and Exchange Commission and that such reports and other information may be inspected and copied through the Commission’s EDGAR system or at public reference facilities maintained by the Securities and Exchange Commission.	Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)
Form of Deposit Agreement. Form of Third Amended and Restated Deposit Agreement dated as of  September 22, 2015 among Companhia Brasileira de Distribuição, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all holders from time to time of ADRs issued thereunder (the “Deposit Agreement”), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 27, 2015.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name: Gregory A. Levendis
Title: Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Companhia Brasileira de Distribuição certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned in Brazil, thereunto duly authorized, on October 29, 2015.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:	/s/ Ronaldo Iabrudi
Name: Ronaldo Iabrudi
Title: Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ronaldo Iabrudi and Christophe José Hidalgo, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, this Registration Statement has been signed by the following persons on October 29, 2015, in the capacities indicated.

Signature	Title

/s/ Jean-Charles Naouri	Chairman of the Board of Directors
Name: Jean-Charles Naouri

/s/ Ronaldo Iabrudi	Chief Executive Officer
Name: Ronaldo Iabrudi

/s/ Christophe José Hidalgo	Chief Financial Officer
Name: Christophe José Hidalgo

/s/ Arnaud Daniel Charles Walter Joachim Strasser	Vice Chairman of the Board of Directors
Name: Arnaud Daniel Charles Walter Joachim Strasser

/s/ Roberto Oliveira de Lima	Director
Name: Roberto Oliveira de Lima

/s/ Luiz Augusto de Castro Neves	Director
Name: Luiz Augusto de Castro Neves

/s/ Eleazar de Carvalho Filho	Director
Name: Eleazar de Carvalho Filho

Director
Name: Maria Helena S. F. Santana

/s/ Yves Desjacques	Director
Name: Yves Desjacques

/s/ Luiz Aranha Corrêa do Lago	Director
Name: Luiz Aranha Corrêa do Lago

Director
Name: Carlos Mario Giraldo Moreno

Director
Name: Filipe Da Silva Nogueira

Director
Name: Jose Gabriel Loaiza Herrera

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Companhia Brasileira de Distribuição has signed this Registration Statement in Newark, Delaware, on October 29, 2015.

Authorized U.S. Representative

By:	/s/ Donald J. Puglisi
Name:	Puglisi & Associates
Donald J. Puglisi

INDEX TO EXHIBITS

Exhibit Number

(a)	Form of Third Amended and Restated Deposit Agreement.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.